PRUDENTIAL INVESTMENT PORTFOLIOS 3

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

April 29, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 3: Form N-1A

Post-Effective Amendment No. 37 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 38 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Parachkevov:

We filed through EDGAR on March 3, 2014 on behalf of Prudential Real Assets Fund (the “Fund”), a series of Prudential Investment Portfolios 3 (the “Registrant”), Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 37 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a) to include disclosure regarding material revisions to the Fund’s investment policies.

This letter is intended to respond to the Staff’s comments on the Amendment that you conveyed by telephone on April 22, 2014. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses, as applicable, will be included in Post Effective Amendment No. 37 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for April 30, 2014. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

Prospectus

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate Tandy responses in such writing.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate Tandy responses in such writing.

2.	Comment: In footnote (a) to the Fee Table, please confirm whether the Fund pays the management fees of the Cayman subsidiary. If the Fund pays the management fee of the Cayman Subsidiary, please confirm that such fee may not be raised without approval of the Fund’s shareholders.

Response: The compensation under the Cayman subsidiary’s advisory agreement cannot be increased without approval of the Fund’s Board and, if required by the 1940 Act, a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act).

3.	Comment

In the third footnote to the Fee Table, please confirm that the manager may not recoup any of the amounts waived.

Response

The manager currently does not have a recoupment policy and currently may not seek to recoup amounts waived.

4.	Comment

In the Fund Summary, please confirm whether the “Example” table figures reflect any waived fee or reimbursement.

Response

The fee waivers/expense reimbursements are reflected in the expense examples for the period of time they are in effect. Since the fee waiver/ expense reimbursements will be in effect for the one year period, the fee waiver is reflected for the first year of every period of the example.

5.	Comment

Please confirm whether or not the fee waivers/ expense reimbursements denoted in the footnotes are subject to any recoupment by the Fund’s investment manager, and if so, disclose this fact and the time period for which waivers/reimbursements may be recouped.

Response

The fee waivers/expense reimbursements are not subject to recoupment by the Fund’s investment manager.

6.	Comment

The second paragraph under Principal Investment Strategies in the Prospectus Summary mentions that the Fund may also invest in certain financial and derivative instruments. Please provide specific information relating to such derivative investments in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response

The Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure as necessary.

7.	Comment

In the Fund Summary, in the “Investments, Risks and Performance” section, please revise the disclosure to explain what the following sentence means: “QMA has designed a proprietary, dynamic asset allocation strategy that makes tactical allocation decisions based on its view of investors’ current appetite for risk.”

Response

The requested disclosure has been added.

8.	Comment

In the Fund Summary’s section entitled “Investments, Risks and Performance,” the disclosure states that the Fund may invest up to 50% of its assets in commodities. Please confirm that the Fund is in compliance with Subchapter M of the Internal Revenue Code.

Response

The Fund confirms that it is managed in a manner that complies with Subchapter M of the Internal Revenue Code.

9.	Comment

In the Fund Summary’s section entitles “Investments, Risks and Performance,” please revise the disclosure under the commodity asset class to explain why it does not create an impermissible expectation of return. Also provide a brief description of the index.

Response

The Registrant does not believe that the referenced disclosure created an impermissible expectation of return since the sentence states that that the strategy for this asset class “seeks” to generate such returns. This sentence notes the goal of the asset class. The disclosure has been revised to include a brief description of the index.

10.	Comment

In the Fund Summary’s section entitles “Investments, Risks and Performance,” please revise the disclosure under the fixed income asset class to (a) explain that the Fund invests in junk bonds since junk bonds are listed as a principal risk of the Fund; (b) provide more details on the types of derivatives that the asset class will employ; and (c) insert an explanation of duration or move the duration discussion to the statutory prospectus and provide an explanation in the statutory prospectus.

Response

(a)	The Fund’s direct investments in the fixed income asset class will only consist of investment grade obligations. The Fund’s risk of junk bonds is related to its investments in the Underlying Prudential Funds.
(b)	The disclosure has been revised as requested.
(c)	The disclosure has been revised as requested.

11.	Comment

In the Fund Summary’s section entitles “Investments, Risks and Performance,” please revise the disclosure under the gold/defensive asset class to explain what the VIX means.

Response

The disclosure has been revised as requested.

12.	Comment

In the section entitled “Principal Risks of Investing in the Fund” please add risks associated with investments in exchange traded funds.

Response

ETFs are not a principal risk of the Fund. The Registrant respectfully submits that additional revisions are not necessary.

13.	Comment

In the section entitled “How the Fund is Managed” please supplementally explain how the effective rate for the management fee is calculated.

Response

The effective rate is calculated by applying the Fund’s fee rate to the average daily assets under management and applying any applicable waivers.

14.	Comment

In the section entitled “How the Fund is Managed” please disclose the fee rates paid to the subadvisers.

Response

The Registrant respectfully submits that Form N-1A does not require disclosure in the Prospectus of the fees paid to the subadvisers. Instruction 3 to Item 10(a)(1) of Form N-1A requires disclosure of the “aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” This amount is disclosed in the Prospectus through the disclosure of the effective fee rate paid by the Fund to the Manager. The Registrant notes that the Manager pays the subadvisers, not the Fund.

15.	Comment

In the section entitled “How the Fund is Managed” please review and confirm that the portfolio managers biographies cover their past five years of work experience.

Response

The Registrant confirms that the biographies cover the portfolio managers past five years of work experience.

16.	Comment

In the section entitled “Disclosure of Portfolio Holdings” please include the url in your mention of the Fund’s website.

Response

The disclosure has been revised as requested.

17.	Comment

In the section entitled “Cost Basis Reporting” it is not clear what our default method is and whether a shareholder can change it.

Response

Disclosure about the default method and how a shareholder can change the default method is included in the SAI.

18.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the subhead entitled “How Financial Services Firms are Compensated for Selling Fund Shares,” please confirm that the Board has reviewed the process by which the manager and its affiliates make revenue sharing payments and that it does not involve Fund assets.

Response

The Board has reviewed the process. The revenue sharing payments discussed in the Prospectus and the SAI are paid by the manager or an affiliate without any additional direct or indirect costs to the Fund or its shareholders.

19.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the subhead entitled “Additional Shareholder Services,” the explanation of the “Automatic Reinvestment” service or privilege is inconsistent with Section 18 of the 1940 Act as well as SEC no-action letters in that the explanation says that “[f]or accounts held at the Transfer Agent…distributions of $10.00 or less on non-retirement accounts will not be paid out in cash, but will be automatically reinvested into your account.”

Response

This comment was previously made with respect to a filing made by Prudential Investment Portfolios 5 (“PIP 5”) on behalf of a new series, Prudential Jennison Rising Dividend Fund. In its response to the comment (dated March 3, 2014), PIP 5 distinguished the automatic reinvestment of distributions of $10 or less in non-retirement accounts held at the Transfer Agent from the automatic reinvestments discussed in NEA Mutual Fund, Inc. (Feb. 16, 1974) and United Services Funds (Mar. 2, 1988). The Registrant respectfully submits that the automatic reinvestment of distributions in a non-retirement account held at the Transfer Agent does not present issues under Section 18, because automatic reinvestment under those circumstances is required by the Transfer Agent, not the Fund, and the shareholder has the option to hold the shares with another recordkeeper to avoid automatic reinvestment.

20.	Comment

In the section entitled “Understanding the Price you Pay” clarify that to the extent the Fund invests in underlying funds that the Fund will rely on the underlying funds’ valuation procedures.

Response

The disclosure has been revised as requested.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-5032. Thank you for your assistance in this matter.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Vice President & Corporate Counsel
Prudential Investments LLC